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10029994

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-66726

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAY 25 2010 WASHINGTON, D.C. 193

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ICP SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

360 MADISON AVENUE – 10TH FLOOR
(No. and Street)

NEW YORK	**NEW YORK**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARYANN GARGANO (212) 821-1984
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTHSTEIN, KASS & COMPANY, P.C.
(Name - *if individual, state last, first, middle name)*

4 BECKER FARM RD	**ROSELAND**	**NEW JERSEY**	**07068**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, THOMAS C. PRIORE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICP SECURITIES LLC, as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA ANN WISLOSKY
NOTARY PUBLIC - STATE OF NEW YORK
NO. 01WI6061020
QUALIFIED IN QUEENS COUNTY
MY COMMISSION EXPIRES 07/09/2011

Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

ICP SECURITIES LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

The Member of
ICP Securities LLC

We have audited the accompanying statement of financial condition of ICP Securities LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ICP Securities LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, during March 2010, the Company commenced winding down its trading operations. Based on the current level of business activity there is substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
May 24, 2010

ICP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS	
Receivables from clearing brokers, including clearing deposits of $912,007	$ 9,522,794
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities	
Accrued expenses	$ 1,960,329
Due to Parent	1,876,154
Total liabilities	3,836,483
Total Member's capital	5,686,311
	$ 9,522,794

See accompanying notes to financial statement.

1. Organization

Nature of Business

ICP Securities LLC (the "Company") is a Delaware registered limited liability company. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA").

The Company is engaged in structuring, origination, trading and distribution of leveraged credit structures. The Company is engaged primarily in riskless principal transactions.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in the financial statements are reasonable and prudent. Actual results could differ from these estimates.

Fair Value Measurements

Under Financial Accounting Standard Board (FASB) Accounting Standards Codification (ASC) 820 guidance is provided as to the use of fair value to measure assets and liabilities and disclosures about fair value measurements. ASC 820 defines fair value, establishes a framework for measuring fair value under GAAP and enhances disclosures about fair value measurements. Fair value is defined under ASC 820 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Changes in fair value of these financial assets and liabilities are recognized in earnings when they occur. ASC 820 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

2. Summary of significant accounting policies (continued)

Fair Value Measurements (continued)

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The financial asset or liability categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company is primarily engaged in riskless principal transactions, whereby trades are executed only when a buyer and seller exist. Therefore, the Company generally does not hold any positions in securities. The Company did not hold any positions in securities at December 31, 2009. ASC 820 had no impact on the operations of the Company for the year ended December 31, 2009. Management will continually assess the impact of ASC 820 on the Company's operations and financial statements.

Fair Value of Financial Instruments

ASC 825 provides guidance over required disclosures related to financial instruments. ASC 825 requires the disclosure of the fair value of certain financial instruments and the methods and significant assumptions used to estimate their fair values. Certain financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature. These instruments include receivable from clearing broker, accrued expenses and due to Parent.

Revenue and Expense Recognition

Principal transactions and related revenues and expenses are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Revenue from interest income is recognized on an accrual basis and fees for services provided are recognized in the periods in which the services are performed. Expenses are recognized on an accrual basis and are expensed when incurred.

Assets and liabilities denominated in foreign currencies are translated at year-end rates of exchange, whereas the statement of income accounts are translated at exchange rates prevailing at the end of each calendar month throughout the year. Gains resulting from foreign currency transactions amounted to $119,950, and are included within income from principal transactions in the statement of income.

Cash Equivalents

The Company has defined cash equivalents to include highly liquid investments of sufficient credit quality, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

2. Summary of significant accounting policies (continued)

Indemnification

In the ordinary course of business, the Company enters into contracts or agreements that contain a variety of indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. The Company's maximum exposure under these arrangements is unknown; however, the Company has not paid prior claims or losses pursuant to these contracts and expects the risk of loss to be remote. Accordingly, the Company has not accrued any liability in connection with such indemnifications at December 31, 2009.

Income Taxes

The Company is a single member limited liability company and, as such, is treated as a disregarded entity for tax purposes. The Company's income and expense items will be included in the tax returns of the Parent. A New York City Unincorporated Business Income Tax ("UBT") return will be filed by the Parent and any taxes due will be paid by the Parent. For the year ended December 31, 2009, UBT is computed by the Company on its pre-tax income, on a separate return basis, at the maximum tax rate of 4%. Differences, if any, to the effective tax rate are absorbed by the Parent. The current tax expense in the amount of $956,900 is included in computing the amount due to Parent in the accompanying statement of financial condition.

Accounting for Uncertainty in Income Taxes

The FASB's ASC 740 Income Taxes includes a clarification of the accounting for uncertainty in income taxes recognized in an entity's financial statements. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under Topic 740, the benefit of a tax position may be recognized only if it is more likely than not that the tax position will be sustained, based on the technical merits of the position, by a taxing authority having full knowledge of all relevant information. A tax position that meets the more likely than not recognition threshold is to be measured as the largest amount of tax benefit that is greater than 50 percent likely of being realized upon ultimate settlement with the taxing authority. Topic 740 also provides guidance on derecognition, classification, and interest and penalties. Further, the disclosure provisions of Topic 740 call for more information about the uncertainty in income tax assets and liabilities. Beginning January 1, 2008, the Company adopted Topic 740. Management has concluded that the adoption of Topic 740 has no impact on the operations of the Company. However, management's conclusions regarding Topic 740 will be subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going tax analyses of tax laws, regulations and interpretations thereof. No provision for Topic 740 liability is made in the accompanying financial statements of the Company since such liability, if any, is that of the Parent and not of the Company.

3. Related Party Transactions

Expense Sharing Agreement

The Company has entered into an Expense Sharing Agreement with its Parent (the "Services Agreement") that has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. Pursuant to the Services Agreement, the Parent provides administrative, facility and other management and back-office services to the Company. The Company's obligation to pay the Parent pursuant to the Services Agreement shall be forgiven if the payment would cause the Company's net capital to fall below 120% of its minimum net capital requirement under SEC Rule 15c3-1 (the "Rule") or, if applicable, the Company's aggregate indebtedness would exceed 1200% of its net capital under the Rule.

Under the Services Agreement, the Company receives management, operational, financial and treasury support from the Parent. An affiliate of the Company also provides brokerage and advisory services to the Company. The Parent and its affiliate have decided not to charge the Company for any of the costs in rendering such services. The Parent also pays various professional fees on behalf of the Company for which it has not charged the Company. The Parent has estimated the value of these services and professional fees to total $3,175,000 for the year ended December 31, 2009. Of the total estimated value, approximately $1.5 million is associated with licensing and subscription fees paid to external pricing and information services, and approximately $0.7 million is associated with payroll related costs. The remaining amount represents various other categories, including but not limited to regulatory, consulting, professional, administrative and office support services.

For the year ended December 31, 2009, the Company incurred occupancy expenses for the office space provided by the Parent relating to the Services Agreement described above in the amount of $376,250 and such amount is recorded as "Service fees" in the statement of income and is included in due to Parent in the accompanying statement of financial condition.

Other

There is no interest assessed on the outstanding amounts due to the Parent

Some of the officers of the Company are also members of the Parent.

4. Concentration of Credit Risk and Off-Balance-Sheet Capital Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent unaffiliated clearing broker. Pursuant to an agreement between the Company and its correspondent clearing broker, under certain conditions, the correspondent clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business. The Company maintains a significant receivable balance with its clearing broker. The Company has not experienced any losses in that regard and believes it is not subject to any significant risk of loss on that receivable.

4. Concentration of Credit Risk and Off-Balance-Sheet Capital Risk (continued)

The Company also is engaged in various brokerage activities whose counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty and the underlying collateral for its obligations to the Company or its clearing broker. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

At December 31, 2009, the Company has a good faith deposit of $912,007 held at its clearing brokers, which is included in receivable from clearing broker in the accompanying statement of financial condition.

Under the Company's agreement with its clearing broker, the Company is subject to a minimum deposit of $550,000, a minimum monthly clearance and execution fee of $30,000 through February 2010, $35,000 per month through February 2011, $30,000 per month through March 2012 and a minimum net capital requirement of $250,000.

5. Net Capital Requirements

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was approximately $5,200,000, which was approximately $4,900,000 in excess of its minimum requirement of approximately $300,000.

Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of Rule 15c3-1.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Contingencies

Pursuant to a recent routine FINRA examination, the Company was notified by FINRA's staff of instances where it disagreed with the Company's treatment of certain transactions that had occurred during 2009. Management believes that the Company's treatment of the transactions was proper and accordingly the Company expects the impact of the finalization of the examination to be immaterial.

8. Subsequent Events

In accordance with U.S. GAAP disclosure requirements on subsequent events, management has evaluated events for possible recognition or disclosure in the financial statements through May 24, 2010, the date the financial statements are issued. With the exception of the matters discussed in the following paragraphs, management of the Company has determined that there are no other material events that would require further disclosure or recognition in the Company's financial statements through this date.

The Company and certain affiliates are presently subject to an ongoing Securities and Exchange Commission investigation. Though the ultimate outcome of this investigation cannot presently be determined, management does not believe that there will be any adverse impact to the Company resulting from the investigation. The Company and is affiliates plan to continue to vigorously defend this matter.

From January 1, 2010 through the date of the report, the Company has distributed $6,000,000 to its Parent.

On March 16, 2010, the Company terminated its clearing agreement with one of its clearing brokers. The Company paid a termination fee of $50,000 and the remaining securities were distributed back to the Company.

In addition, during March 2010, the Company commenced winding down trading operations. Based on the current level of business activity, there is significant doubt about the Company's ability to continue as a going concern.

The Company is not in compliance with SEC Rule 17a-5, "Reports to be made by certain brokers and dealers", as it has not completed its annual filing for the year ended December 31, 2009 in a timely manner. The filing of this report with the SEC and FINRA is made to satisfy the filing requirement, even though the filing is not being made in a timely manner.